Exhibit 99.4

INTERM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(thousands of Canadian dollars)	Notes	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents		$7,840	$18,906
Accounts receivable and other		210,713	213,931
Inventories	5	128,325	75,517
Prepaid expenses and deposits		31,802	73,280
Risk management contracts	17	58,585	1,007
		437,265	382,641
Non-current assets
Long-term deposit		8,342	12,394
Risk management contracts	17	10,620	-
Investment tax credits and other		45,806	44,339
Deferred income tax asset		-	1,633
Exploration and evaluation assets	6	93,005	59,554
Property, plant and equipment	7	5,476,174	4,483,236
Other long term asset		7,413	-
Goodwill		404,943	404,943
		6,046,303	5,006,099
Total assets		$6,483,568	$5,388,740

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$478,335	$360,487
Current portion of decommissioning liabilities	8	20,104	16,672
Risk management contracts	17	-	7,553
		498,439	384,712
Non-current liabilities
Bank loan	9, 17	256,463	11,379
Convertible debentures		742,890	745,257
Senior notes		510,420	482,389
Decommissioning liabilities	8	754,627	646,347
Post-employment benefit obligations		29,418	20,365
Deferred credits		884	293
Deferred income tax liability		102,709	81,143
		2,397,411	1,987,173
Total liabilities		$2,895,850	$2,371,885

Commitments and Contingencies	19

Shareholder’s equity
Shareholder’s capital	10	3,860,786	3,355,350
Deficit		(315,106)	(284,338)
Accumulated other comprehensive income (loss)	16	42,038	(54,157)
Total equity		3,587,718	3,016,855
Total liabilities and shareholder's equity		$6,483,568	$5,388,740

The accompanying notes are an integral part of these consolidated financial statements.

INTERM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

			Three months ended		Nine months ended
			September 30,		September 30,
(thousands of Canadian dollars)		Notes	2011	2010	2011	2010

Petroleum, natural gas, and refined products sales			$846,941	$985,083	$2,904,129	$2,662,085
Royalty expense			(46,996)	(33,698)	(139,415)	(116,655)
Revenues		12	799,945	951,385	2,764,714	2,545,430

Purchased products for processing and resale			479,428	712,687	1,782,256	1,776,726
Operating			131,966	110,979	397,674	343,768
Transportation and marketing			12,053	3,992	29,115	11,582
General and administrative			15,062	10,161	44,283	35,186
Depletion, depreciation and amortization			159,602	140,234	450,556	414,997
Exploration and evaluation		6	831	759	11,286	3,288
(Gains) losses on disposition of property, plant and equipment			(65)	407	(745)	(612)
Finance costs		13	26,701	24,278	81,102	73,291
Risk management contracts (gains) losses		17	(2,833)	2,315	(8,127)	(181)
Foreign currency (gains) losses		14	12,220	(1,706)	948	6,814
Loss before income tax			(35,020)	(52,721)	(23,634)	(119,429)

Income tax expense (recovery)			14,184	(26,639)	7,134	(50,598)

Net loss			(49,204)	(26,082)	(30,768)	(68,831)

Other comprehensive income (loss)
Gains on derivatives designated as cash flow hedges, net of tax		16,17	42,930	-	53,518	-
Gains (losses) on foreign currency translation			79,260	(33,633)	50,319	(13,777)
Actuarial Loss, net of tax			(7,642)	-	(7,642)	-
Comprehensive income (loss)	$		$65,344	$(59,715)	$65,427	$(82,608)

The accompanying notes are an integral part of these consolidated financial statements.

INTERM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CHANGES IN Shareholder’s EQUITY (UNAUDITED)

				Accumulated
				Other
		Shareholder’s		Comprehensive
(thousands of Canadian dollars)	Notes	Capital	Deficit	Income (Loss)	Total Equity
Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash	10	505,436	-	-	505,436
Gains on derivatives designated as cash flow hedges, net of tax	17	-	-	53,518	53,518
Gains on foreign currency translation		-	-	50,319	50,319
Actuarial loss, net of tax		-	-	(7,642)	(7,642)
Net loss		-	(30,768)	-	(30,768)
Balance at September 30, 2011		$3,860,786	$(315,106)	$42,038	$3,587,718

Balance at January 1, 2010		$2,422,688	$(203,175)	$–	$2,219,513
Issue of share capital for cash	10	886,848	–	–	886,848
Losses on foreign currency translation		–	–	(13,777)	(13,777)
Net loss	20	–	(68,831)	–	(68,831)
Balance at September 30, 2010		$3,309,536	$(272,006)	$(13,777)	$3,023,753

The accompanying notes are an integral part of these consolidated financial statements.

INTERM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Nine Months Ended September 30,
(thousands of Canadian dollars)	Notes	2011	2010
Cash provided by (used in)
Operating Activities
Net loss		$(30,768)	$(68,831)
Items not requiring cash
Depletion, depreciation and amortization		450,556	414,997
Accretion of decommissioning liabilities	8,13	17,662	17,076
Unrealized gains on risk management contracts	17	(4,212)	(1,271)
Unrealized losses on foreign exchange	14	10,143	1,515
Non-cash interest income and other finance charges		(491)	(5,593)
Unsuccessful exploration and evaluation costs	6	10,952	2,846
Gains on disposition of property, plant and equipment		(745)	(612)
Deferred income tax expense (recovery)		7,129	(50,380)
Other non-cash items		582	(314)
Settlement of decommissioning liabilities	8	(12,172)	(13,813)
Change in non-cash working capital	15	(32,774)	1,429
		415,862	297,049

Financing Activities
Issue of common shares, net of issue costs		505,436	512,679
Bank borrowing (repayments), net		244,179	(139,593)
Redemptions of senior notes		-	(42,262)
Redemptions of convertible debentures		-	(156,383)
Change in non-cash working capital	15	-	829
		749,615	175,270

Investing Activities
Business acquisitions	4	(509,591)	(145,144)
Additions to property, plant and equipment	7	(750,647)	(260,526)
Additions to exploration and evaluation assets	6	(47,851)	(34,076)
Additions to other long term assets		(7,413)	-
Property acquisitions, net		(3,736)	(31,309)
Change in non-cash working capital	15	142,588	(6,709)
		(1,176,650)	(477,764)

Change in cash and cash equivalents		(11,173)	(5,445)

Effect of exchange rate changes on cash		107	5,445

Cash and cash equivalents, beginning of period		18,906	–

Cash and cash equivalents, end of period		$7,840	$–

Interest paid		$46,594	$44,397
Tax (received) paid, net		$5	$(218)

The accompanying notes are an integral part of these consolidated financial statements.

INTERM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada.

These consolidated interim financial statements were approved and authorized for issue by the Board of Directors on November 10, 2011.

2.	Basis of Presentation

Prior to January 1, 2011, Harvest reported its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants. Effective on January 1, 2011, the Company has commenced reporting under International Financial Reporting Standards (“IFRS”). In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated interim financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard ("IAS") 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board ("IASB"). As a result, they do not include all the annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2011 prepared in accordance with IFRS.

Subject to certain transition elections disclosed in note 20, Harvest has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented as if the policies had always been in effect. Note 20 discloses the impact of the transition to IFRS on the Company's reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the three and nine months ended September 30, 2010 reported under Canadian GAAP. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

(a)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for- trading financial assets and derivative financial instruments, which are measured at fair value.

(b)	Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined in note 2 to the Company’s Interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 3 to the Company’s Interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

Recent Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

  Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. At the November 7, 2011 IASB meeting, the IASB tentatively decided that IFRS 9 should be amended to require application for annual periods beginning on or after January 1, 2015, rather than January 1, 2013. Early adoption of the new standard would continue to be permitted. Harvest is in the process of determining the potential impact of the adoption of this new standard.

  In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) which provides a consistent and less complex definition of fair value, establishes a single source for determining fair value and introduces consistent requirements for disclosures related to fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 13 on its Consolidated Financial Statements.

  On May 12, 2011 the IASB issued three new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interest in Other Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 11 focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet. Harvest is assessing for the potential impact of the adoption of these new standards.

  On June 16, 2011, the IASB issued an amendment to IAS 19, “Employee Benefits”, which changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The new standard is required to be adopted for periods beginning on or after January 1, 2013. Harvest is currently assessing the impact of the new standard.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

  The IASB issued an amendment to IAS 1, “Presentation of Financial Statements” on June 16, 2011, which requires separating items presented in other comprehensive income between those that are recycled to income and those that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The adoption of this standard should not have a material impact on the Company’s consolidated financial statements.

4.	Acquisitions

a) Hunt acquisition

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $510.6 million. KNOC provided $505.4 million of equity to fund the acquisition. An additional $25 million is payable to Hunt in the event that Canadian natural gas prices exceed certain pre-determined levels in 2011 and 2012. This potential payable is considered a contingent consideration and is required to be fair valued. Based on forecast gas prices, the probability of incurring this payment is assessed as low; as such no fair value was assigned on the purchase price allocation.

Hunt reimbursed Harvest for costs associated with restoring production as well as the lost revenues net of operating costs relating to certain properties between October 1, 2010 and April 3, 2011, when production was resumed. A portion of the reimbursement might be reverted to Hunt if the future net revenue earned by Harvest during the six months after April 3, 2011 exceeded the reimbursed amount. Subsequent to September 30, 2011, it was agreed upon that no refund of the reimbursement was necessary.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Evaluation and exploration assets	$23,967
Property, plant and equipment	525,116
Decommissioning liabilities	(38,030)
Other liabilities	(500)
Cash consideration	$510,553

The fair values are provisional due to the complexity of the acquisition and the inherently uncertain nature of the oil and gas asset valuation. The final review of the fair value of the purchase price allocation will be completed within 12 months of the acquisition.

From the date of acquisition, the Hunt assets have contributed $31.3 million and $69.0 million to Harvest’s earnings before depletion and income tax for the three and nine month periods ended September 30, 2011 respectively. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the nine months ended September 30, 2011 would have been $19.4 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

b) Petroleum and natural gas assets

On September 30, 2010, Harvest acquired certain petroleum and natural gas assets including the remaining 40% interest in an operating partnership for total cash consideration of $144.2 million. The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities as at the date of acquisition were:

Property, plant and equipment	$166,966
Evaluation and exploration assets	587
Decommissioning liability	(18,358)
Deferred tax liabilities	(5,032)
Total cash consideration	$144,163

The assets have contributed $6.0 million from the date of acquisition to December 31, 2010 to Harvest’s net income. If the acquisition had been completed on the first day of 2010, Harvest revenues for the year would have been $32.6 million higher and the earnings before depletion and income tax would have been $16.6 million higher.

5.	Inventories

	September 30, 2011	December 31, 2010
Petroleum products
Upstream	$3,793	$1,010
Downstream	120,340	70,586
	124,133	71,596
Parts and supplies	4,192	3,921
Total inventories	$128,325	$75,517

For the three and nine months ended September 30, 2011, Harvest recognized inventory impairments, net of reversals, of $4.8 million and $8.0 million respectively (2010 – $2.6 million and $9.5 million respectively) in its Downstream operations.

6.	Exploration and Evaluation Assets (E&E)

As at January 1, 2010	$36,034
Additions	46,996
Acquisition	-
Dispositions	(970)
Unsuccessful exploration and evaluation costs	(2,858)
Transfer to property, plant and equipment	(19,648)
As at December 31, 2010	59,554
Additions	47,851
Acquisitions	23,967
Unsuccessful exploration and evaluation costs	(10,952)
Transfer to property, plant and equipment	(27,415)
As at September 30, 2011	$93,005

The Company determined certain E&E costs to be unsuccessful and not recoverable. Accordingly, for the three and nine months ended September 30, 2011, $0.7 million (2010 – $0.6 million) and $11.0 million (2010 – $2.9 million) of E&E assets were impaired and recognized as E&E expense, respectively.

For the three and nine months ended September 30, 2011, $0.1 million (2010 – $0.2 million) and $0.3 million (2010 – $0.4 million) of pre-licensing costs were charged directly to E&E expense respectively.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (PP&E)

	Upstream	Downstream	Total
Cost
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619
Additions	356,851	71,297	428,148
Acquisitions	574,941	-	574,941
Change in decommissioning liabilities	71,838	2,407	74,245
Transfers from E&E	19,648	-	19,648
Disposals	-	(49)	(49)
Investment tax credits	-	(42,475)	(42,475)
Exchange adjustment	-	(63,037)	(63,037)
As at December 31, 2010	3,964,155	1,081,885	5,046,040
Additions	506,295	244,752	751,047
Disposals	-	(18,031)	(18,031)
Acquisitions	527,917	-	527,917
Change in decommissioning liabilities	64,424	3,768	68,192
Transfers from E&E	27,415	-	27,415
Exchange adjustment	-	77,668	77,668
As at September 30, 2011	$5,090,206	$1,390,042	$6,480,248

Accumulated depletion, depreciation, amortization and impairment losses

As at January 1, 2010	$-	$-	$-
Depreciation, depletion and amortization	470,642	83,091	553,733
Impairment	13,661	-	13,661
Exchange adjustment	-	(4,590)	(4,590)
As at December 31, 2010	484,303	78,501	562,804
Depreciation, depletion and amortization	386,348	64,208	450,556
Exchange adjustment	-	8,745	8,745
Disposals	-	(18,031)	(18,031)
As at September 30, 2011	$870,651	$133,423	$1,004,074

Net Book Value
As at September 30, 2011	$4,219,555	$1,256,619	$5,476,174
As at December 31, 2010	$3,479,852	$1,003,384	$4,483,236

General and administrative costs of $3.8 million and $9.6 million have been capitalized during the three and nine-month periods ended September 30, 2011 (2010 – $5.5 million and $10.5 million respectively). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three and nine months ended September 30, 2011 in the amount of $2.6 million and $5.9 million (2010 – $nil), at a weighted average interest of 6.36% and 6.76% respectively (2010 – $nil).

At September 30, 2011 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $6.9 million (December 31, 2010 – $6.8 million); Downstream assets under construction of $85.7 million (December 31, 2010 – $68.8 million); and, BlackGold oil sands assets of $465.2 million (December 31, 2010 – $394.4 million).

INTERM CONSOLIDATED FINANCIAL STATEMENTS

8.	Decommissioning Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $1.4 billion at September 30, 2011 (December 31, 2010 – $1.2 billion) which will be incurred between 2011 and 2070. A risk-free discount rate of 3.0% (December 31, 2010 – 3.4%) was used to calculate the present value of the decommissioning liabilities.

A reconciliation of the decommissioning liabilities is provided below:

	Upstream	Downstream	Total
Balance at January 1, 2010	$559,810	$7,676	$567,486
Liability incurred on acquisitions	22,393	-	22,393
Liabilities incurred	9,316	-	9,316
Settled during the period	(20,257)	-	(20,257)
Revisions (change in estimate)	58,989	2,407	61,396
Accretion	22,342	343	22,685
Balance at December 31, 2010	652,593	10,426	663,019
Liabilities incurred on acquisition	38,030	-	38,030
Liabilities incurred	9,690	-	9,690
Settled during the period	(12,172)	-	(12,172)
Revisions (change in estimate)	54,734	3,768	58,502
Accretion	17,371	291	17,662
Balance at September 30, 2011	$760,246	$14,485	$774,731

Current portion of decommissioning liabilities	$20,104	$-	$20,104
Non-current portion of decommissioning liabilities	740,142	14,485	754,627
Balance at September 30, 2011	$760,246	$14,485	$774,731

9.	Bank Loan

On April 29, 2011, Harvest extended the term of its credit facility by 2 years to April 30, 2015. The minimum rate charged on the credit facility was also amended from 200 bps to 175 bps over bankers’ acceptance rates as long as Harvest’s secured debt to EBITDA ratio remains below or equal to one. The borrowing capacity of the credit facility remains at $500 million and the financial covenants remain unchanged.

At September 30, 2011, Harvest had $259.2 million drawn from the $500 million available under the credit facility (December 31, 2010 - $14 million). For the three and nine months ended September 30, 2011, interest charges on bank loans aggregated to $1.7 million and $3.0 million (2010 – $1.1 million and $2.8 million respectively), reflecting an effective interest rate of 2.98% (2010 – 2.90% and 1.85% respectively).

10.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

(b) Number of Common Shares Issued

Outstanding at January 1, 2010	242,268,802
Issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Issued to KNOC at $10.00 per share for BlackGold consideration	37,416,913
Issued to KNOC at $10.00 per share for BlackGold project development	4,700,000
Issued to KNOC at $10.00 per share for BlackGold project development	3,868,600
Issued to KNOC at $10.00 per share for KNOC Global Technology and Research Centre	712,880
Outstanding at December 31, 2010	335,535,047
Issued to KNOC @ $10.00 per share for Hunt acquisition	50,543,602
Outstanding at September 30, 2011	386,078,649

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures and shareholder’s equity.

	September 30, 2011	December 31, 2010
Bank loan (1)	$259,167	$14,000
6 7/8% senior notes (US$500 million) (2)	524,100	497,300
Principal amount of convertible debentures	733,973	733,973
Total debt	1,517,240	1,245,273
Shareholder’s equity	3,587,718	3,016,855
Total capitalization	$5,104,958	$4,262,128
(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios: bank loan to twelve month trailing EBITDA and total debt to total debt plus shareholder’s equity. These ratios are also included in the externally imposed capital requirements under the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at September 30, 2011.

	Covenant	September 30, 2011	December 31, 2010
Secured debt (1) to EBITDA	3.0 to 1.0 or less	0.42	0.06
Total debt (2) to EBITDA	3.5 to 1.0 or less	2.29	2.38
Secured debt (1) to Capitalization (3)	50% or less	6%	1%
Total debt (2) to Capitalization (3)	55% or less	33%	33%
(1)	Secured debt consists of letters of credit, bank loan and guarantees.
(2)	Total debt consists of secured debt and convertible debentures and senior notes.
(3)	Capitalization consists of total debt and shareholder’s equity less equity for BlackGold.

12.	Revenue and other income

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Crude oil and natural gas sale, net of royalty	$264,607	$197,996	$792,331	$632,337
Refinery products sale	528,210	753,389	1,980,891	1,913,093
Effective portion of realized crude oil hedges	7,128	-	(8,508)	-
	$799,945	$951,385	$2,764,714	$2,545,430

INTERM CONSOLIDATED FINANCIAL STATEMENTS

13.	Finance Costs

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Accretion of decommissioning liabilities	$5,819	$5,620	$17,662	$17,076
Interest and other financing charges	23,493	18,658	69,334	56,215
Less: Capitalized interest	(2,611)	-	(5,894)	-
	$26,701	$24,278	$81,102	$73,291

14.	Foreign Exchange

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Realized (gains) losses on foreign exchange	$(9,029)	$104	$(9,195)	$5,299
Unrealized (gains) losses on foreign exchange	21,249	(1,810)	10,143	1,515
	$12,220	$(1,706)	$948	$6,814

15.	Supplemental Cash Flow Information

	Nine months ended
	September 30
	2011	2010
Source (use) of cash:
Accounts receivable and other	$3,218	$6,029
Prepaid expenses and deposits(1)	45,530	(23,239)
Accounts payable and accrued liabilities	117,848	27,026
Inventories	(52,808)	(12,668)
Net changes in non-cash working capital	113,788	(2,852)

Changes relating to operating activities	(32,774)	1,429
Changes relating to financing activities	-	829
Changes relating to investing activities	142,588	(6,709)
Add: Other non-cash changes	3,974	1,599
	$113,788	$(2,852)
(1)	Includes long-term deposit

INTERM CONSOLIDATED FINANCIAL STATEMENTS

16.	Accumulated Other Comprehensive Income (Loss)

		Gain (Losses)
	Foreign	on Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net
	Adjustment	Tax	of Tax	Total
Balance at January 1, 2010	$-	$-	$-	$-
Losses on derivatives designated as cash flow hedges, net of tax	-	(5,020)	-	(5,020)
Actuarial loss, net of tax	-	-	(3,217)	(3,217)
Losses on foreign currency translation	(45,920)	-	-	(45,920)
Balance at December 31, 2010	(45,920)	(5,020)	(3,217)	(54,157)
Reclassification to net income of losses on cash flow hedges, net of tax	-	6,364	-	6,364
Gain on derivatives as designated cash flow hedges, net of tax	-	47,154	-	47,154
Actuarial loss, net of tax	-	-	(7,642)	(7,642)
Gains on foreign currency translation	50,319	-	-	50,319
Balance at September 30, 2011	$4,399	$48,498	$(10,859)	$42,038

17.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and senior notes. The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	September 30, 2011		December 31, 2010
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial assets
Loans and receivables
Accounts receivable and other	$210,713	$210,713	$213,931	$213,931
Held for trading
Cash and cash equivalents	7,840	7,840	18,906	18,906
Fair value of risk management contracts	69,205	69,205	1,007	1,007
Total financial assets	$287,758	$287,758	$233,844	$233,844

Financial liabilities
Held for trading
Fair value of risk management contracts	$-	$-	$7,553	$7,553
Measured at amortized cost
Accounts payable and accrued liabilities	478,335	478,335	360,487	360,487
Bank loan	256,463	259,167	11,379	14,000
Senior notes	510,420	530,981	482,389	507,246
Convertible debentures	742,890	746,175	745,257	758,108
Total measured at amortized costs	1,988,108	2,014,658	1,599,512	1,639,841
Total financial liabilities	$1,988,108	$2,014,658	$1,607,065	$1,647,394

INTERM CONSOLIDATED FINANCIAL STATEMENTS

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs include foreign exchange contracts and financial commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at September 30, 2011. The fair value of the bank loan approximates the carrying value (excluding deferred financing charges) as the bank loan bears floating market rates. The carrying value of the bank loan includes $2.7 million of deferred financing charges at September 30, 2011 (December 31, 2010 - $2.6 million). Due to the short term maturities of accounts receivable and accounts payable and accrued liabilities, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Harvest’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. Cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. During the three and nine months ended September 30, 2011 and 2010, there were no transfers among Levels 1, 2 and 3.

(b) Risk Management Contracts

Harvest uses electricity price swap contracts to manage some of its price risk exposures. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases.

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Harvest designates all of its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges, which are entered into for periods consistent with the forecast petroleum sales. The effective portion of the unrealized gain for the three months and nine months ended September 30, 2011 of $48.3 million, net of tax of $16.3 million (2010 – $nil) and $47.2 million, net of tax of $15.9 million (2010 – $nil) was included in other comprehensive income. The ineffective portion of the unrealized gains for the three and nine months ended September 30, 2011 recognized in net income was $2.5 million and $2.6 million respectively. The amount removed from accumulated other comprehensive income during the period and included in petroleum, natural gas, and refined product sales was a gain of $5.3 million (2010 – $nil) and a loss of $6.4 million (2010 – $nil) (net of tax of 1.8 million and a recovery of $2.1 million) for the three and nine months ended September 30, 2011 respectively. The Company expects that the $48.5 million of gains reported in accumulated other comprehensive income will be released to net income within the next fifteen months. The ineffective portion of the realized cash flow hedges recognized in net income for the three and nine months ended September 30, 2011 was $1.5 million (2010 – $nil) and $1.9 million (2010 – $nil) of losses respectively.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s realized and unrealized gain (losses) from derivative contracts entered into to manage each category of risk:

	Three months ended September 30
	2011				2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses risk management contracts	$(3,178)	$1,471	$-	$(1,707)	$1,277	$-	$-	$1,277
Unrealized (gains) losses on risk management contracts	1,507	(2,470)	(163)	(1,126)	1,230	-	(192)	1,038
Risk management contracts (gains) losses	$(1,671)	$(999)	$(163)	$(2,833)	$2,507	$-	$(192)	$2,315

	Nine months ended September 30
	2011				2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses risk management contracts	$(5,794)	$1,879	$-	$(3,915)	$1,073	$-	$17	$1,090
Unrealized gains on risk management contracts	(1,453)	(2,596)	(163)	(4,212)	(1,079)	-	(192)	(1,271)
Risk management contracts gains	$(7,247)	$(717)	$(163)	$(8,127)	$(6)	$-	$(175)	$(181)

The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2011:

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	Electricity price swap	2011	Cdn $46.87	$2,461
US $6,300	Foreign exchange swap	Oct 2011	$1.0225 Cdn/US	163
			Total	$2,624

Contracts Designated as Hedges
Contract quantity	Type of Contract	Term	Contract Price	Fair value
8,200 bbls/day	Crude oil price swap	Jan - Dec 2011	US $91.23/bbl	$9,376
5,000 bbls/day	Crude oil price swap	Feb - Dec 2011	US $95.82/bbl	7,931
3,200 bbls/day	Crude oil price swap	Mar - Dec 2011	US $95.87/bbl	5,091
4,200 bbls/day	Crude oil price swap	2012	US $111.37/bbl	48,995
20,600 bbls/day				$71,393
US $468/day	Foreign exchange forward	2012	$1.0236 Cdn/US	(4,812)
			Total	$66,581

INTERM CONSOLIDATED FINANCIAL STATEMENTS

18.	Segment Information

Harvest operates in Canada and has two reportable operating segments: Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Three months ended September 30
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$528,210	$753,389	$318,731	$231,694	$846,941	$985,083
Royalty expense	-	-	(46,996)	(33,698)	(46,996)	(33,698)
Revenues	528,210	753,389	271,735	197,996	799,945	951,385

Purchased products for resale and processing	479,428	712,687	-	-	479,428	712,687
Operating	43,845	47,617	88,121	63,362	131,966	110,979
Transportation and marketing	2,295	1,507	9,758	2,485	12,053	3,992
General and administrative	441	441	14,621	9,720	15,062	10,161
Depletion, depreciation and amortization	22,532	21,914	137,070	118,320	159,602	140,234
Exploration	-	-	831	759	831	759
Gain on dispositions of PP&E	-	-	(65)	407	(65)	407
Segment income (loss)	(20,331)	(30,777)	21,399	2,943	1,068	(27,834)

Finance costs	-				26,701	24,278
Risk management contracts (gains) losses	-				(2,833)	2,315
Foreign exchange (gains) losses	-				12,220	(1,706)
Loss before income tax					(35,020)	(52,721)

Deferred income tax expense (recovery)					14,184	(26,639)
Net loss					$(49,204)	$(26,082)

Capital Expenditures
Business acquisition	$-	$-	$(2,932)	$145,144	$(2,932)	$145,144
Additions to property, plant and equipment	100,132	21,501	184,316	76,864	284,448	98,365
Additions to exploration and evaluation assets	-	-	6,281	13,274	6,281	13,274
Property acquisitions, net	-	-	350	1,337	350	1,337
Total expenditures	$100,132	$21,501	$188,015	$236,619	$288,147	$258,120
(1)

Of the total Downstream revenue, two customers represent sales of $320.6 million and $30.9 million for the three months ended September 30, 2011 (2010 - $496.9 million and $91.4 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$1,980,891	$1,913,093	$923,238	$748,992	$2,904,129	$2,662,085
Royalty expense	-	-	(139,415)	(116,655)	(139,415)	(116,655)
Revenue	1,980,891	1,913,093	783,823	632,337	2,764,714	2,545,430

Purchased products for resale and processing	1,782,256	1,776,726	-	-	1,782,256	1,776,726
Operating	143,643	147,824	254,031	195,944	397,674	343,768
Transportation and marketing	5,229	4,822	23,886	6,760	29,115	11,582
General and administrative	1,323	1,323	42,960	33,863	44,283	35,186
Depletion, depreciation and amortization	64,208	62,538	386,348	352,459	450,556	414,997
Exploration	-	-	11,286	3,288	11,286	3,288
Gain on dispositions of PP&E	-	-	(745)	(612)	(745)	(612)
Segment income (loss)	(15,768)	(80,140)	66,057	40,635	50,289	(39,505)

Finance costs					81,102	73,291
Risk management contracts gains					(8,127)	(181)
Foreign exchange losses					948	6,814
Loss before income tax					(23,634)	(119,429)

Deferred income tax expense (recovery)					7,134	(50,598)
Net loss					$(30,768)	$(68,831)

Capital Expenditures
Business acquisition	$-	$-	$509,591	$145,144	$509,591	$145,144
Additions to property, plant and equipment	244,752	38,643	505,895	221,883	750,647	260,526
Additions to exploration and evaluation assets	-	-	47,851	34,076	47,851	34,076
Property acquisitions, net	-	-	3,736	31,309	3,736	31,309
Total expenditures	$244,752	$38,643	$1,067,073	$432,412	$1,311,825	$471,055
(1)

Of the total Downstream revenue, two customers represent sales of $1.2 billion and $161.3 million for the nine months ended September 30, 2011 (2010 - $1.3 billion and $133.1 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	September 30, 2011			December 31, 2010
	Downstream	Upstream	Total	Downstream	Upstream	Total
Total Assets	$1,499,982	$4,983,586	$6,483,568	$1,211,367	$4,177,373	$5,388,740
Property, plant and equipment	$1,256,619	$4,219,555	$5,476,174	$1,003,384	$3,479,852	$4,483,236
Evaluation and exploration	$-	$93,005	$93,005	$-	$59,554	$59,554
Goodwill	$-	$404,943	$404,943	$-	$404,943	$404,943

INTERM CONSOLIDATED FINANCIAL STATEMENTS

19.	Commitments and Contingencies
The following is a summary of Harvest’s contractual obligations and commitments as at September 30, 2011:

			Maturity
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt Repayments(1)	$-	$497,394	$495,746	$524,100	$1,517,240
Debt interest payments(1)	94,516	151,809	108,070	15,764	370,159
Purchase Commitments(2)	207,011	64,603	250	-	271,864
Operating Leases	9,116	15,300	3,706	141	28,263
Transportation Agreements(3)	9,649	15,033	7,520	294	32,496
Feedstock & other purchase commitments(4)	996,767	-	-	-	996,767
Employee benefits(5)	6,700	9,638	7,950	1,006	25,294
Decommissioning liabilities(6)	20,104	33,975	41,037	1,299,039	1,394,155
Total	$1,343,863	$787,752	$664,279	$1,840,344	$4,636,238
(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitments.
(4)

Includes commitments to purchase refinery crude stock and refined products for resale, including a commitment to purchase $322.5 million of sour crude from KNOC, a related party, at arm’s length terms.

(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

20.	First Time Adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” establishes the transitional requirements for the preparation of financial statements upon first time adoption of IFRS. IFRS 1 generally requires an entity to comply with IFRS effective at the reporting date and to apply these retrospectively to the opening balance sheet, the comparative period and the reporting period. The standard allows certain optional exceptions from full retrospective application and other elections on transition, which the Company has applied as follows:

Business Combinations Exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date (“Transition Date”).

Deemed Cost Election for Oil and Gas Assets

Under Canadian GAAP, the Company accounted for its oil and gas properties in one cost centre using full cost accounting. The Company elected to apply the exemption in IFRS 1 available to full cost oil and gas entities to its Upstream PP&E and measure its oil and gas properties at the Transition Date on the following basis:

  E&E assets at the amount determined under Canadian GAAP; and

  the remainder allocated to the underlying PP&E assets on a pro rata basis using proved and probable reserve values discounted at 10 percent at the Transition Date.

Fair Value as Deemed Cost Exemption

The Company elected to use the fair value as deemed cost exemption on its Downstream PP&E at the Transition Date.

Lease Exemption

The Company has elected to carry forward assessments made under Canadian GAAP for arrangements containing leases. The assessment of arrangements containing leases results in the same outcome under IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

Decommissioning Liabilities

Harvest has applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the Transition Date have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The Company recognized directly in retained earnings any difference between the remeasured amount and the carrying amount of those liabilities at the Transition Date.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

For the Downstream decommissioning liabilities, Harvest applied the exemption from full retrospective application of IAS 37 under IFRS 1. As such, the Company measured the decommissioning liabilities at the Transition Date, and recognized the corresponding charge in retained earnings.

Reconciliations of Canadian GAAP to IFRS

This is the first year that the Company has presented financial statements under IFRS; as such, the following reconciliations between Canadian GAAP and IFRS are included to provide an understanding of the material adjustments to the financial statements. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholder’s equity, net loss, and comprehensive loss.

Reconciliation of Shareholder’s Equity
	Note	September 30,
		2010

Shareholder’s equity under Canadian GAAP		$3,244,009
Decommissioning liabilities	a	(270,718)
Exploration and evaluation expenses	b
Impairment of exploration and evaluation expenses		(2,846)
Pre-licensing costs		(442)
Depletion, depreciation and amortization	c	(37,329)
Dispositions	d	206
Acquisitions	e
BlackGold asset transfer		8,466
Gain on acquisition		406
Deferred income taxes	f	81,832
Cumulative translation adjustments	g	169
Shareholders’ equity under IFRS		$3,023,753

INTERM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Net Income
	Note	For the three months	For the nine months
		ended September 30,	ended September 30,
		2010	2010
Net loss under Canadian GAAP		$(22,079)	$(43,115)
Decommissioning liabilities	a	649	1,709
Exploration and evaluation expenses	b
Unsuccessful exploration and evaluation costs		(603)	(2,846)
Pre-licensing costs		(156)	(442)
Depletion, depreciation and amortization	c	(12,277)	(37,329)
Dispositions	d	(812)	206
Acquisitions	e
Gain on acquisition		406	406
Deferred income taxes	f	9,058	12,749
Foreign currency translation	g	(268)	(169)
Total differences		(4,003)	(25,716)
Net loss under IFRS		$(26,082)	$(68,831)

Reconciliation of Other Comprehensive Income
		For the three months	For the nine months
		ended September 30,	ended September 30,
	Note	2010	2010
Other comprehensive loss under
Canadian GAAP		$(33,901)	$(13,946)
Cumulative translation adjustments	g	268	169
Other comprehensive loss under IFRS		(33,633)	(13,777)
Net loss under IFRS		(26,082)	(68,831)
Comprehensive loss under IFRS		$(59,715)	$(82,608)

Reconciliation of Cash from Operating, Investing and Financing Activities
		For the three	For the nine
		months ended	months ended
		September 30,	September 30,
	Note	2010	2010
Cash flows from operating activities as reported under
Canadian GAAP		$97,568	$297,491
Exploration and evaluation expenses	b	(156)	(442)
Cash flows from operating activities as reported under IFRS		$97,412	$297,049

Cash flows used in investing activities as reported under
Canadian GAAP		$(260,224)	$(478,206)
Exploration and evaluation expenses	b	156	442
Cash flows used in investing activities as reported under IFRS		$(260,068)	$(477,764)

There was no difference between Canadian GAAP and IFRS related to cash flows from financing activities.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

(a) Decommissioning liabilities

The Company elected to apply the IFRS 1 exemption relating to decommissioning liabilities and re-measured decommissioning liabilities as at January 1, 2010 using the relevant risk-free rate. The exemption resulted in an increase of $272.3 million in decommissioning liabilities and a corresponding increase to deficit. This increase is mainly attributable to the change from using the credit-adjusted risk-free rate to the risk-free rate of 4% for determining the Upstream decommissioning liabilities, resulting in an adjustment of $264.6 million. The recognition standards are different between Canadian GAAP and IFRS, which resulted in the recognition of the Downstream decommissioning liabilities of $7.7 million under IFRS on January 1, 2010.

Under IFRS, the discount rate is adjusted each reporting period to reflect the current market risk-free rate. As at September 30, 2010, PP&E and the decommissioning liabilities were $63.7 million higher under IFRS.

As the opening decommissioning liabilities and the discount rates are different under IFRS, the accretion expense decreased by $0.6 million and $1.7 million for the three and nine months ended September 30, 2010 respectively. There was minimal impact to the accretion due to the reduction of decommissioning liabilities resulted from the dispositions discussed under item (d).

(b) Exploration and evaluation expenses

Unsuccessful exploration and evaluation costs

Under IFRS, Harvest capitalizes costs relating to exploration and evaluation activities until a project is determined to be successful or otherwise. If a project is deemed to be technically feasible and commercially viable, the costs are tested for impairment and then transferred to property, plant and equipment. If a project is deemed to be unsuccessful, the associated costs are charged to the income statement in the period as unsuccessful exploration and acquisition costs. During the three and nine months ended September 30, 2010, the Company recognized $0.6 million and $2.8 million of losses respectively on certain unsuccessful E&E projects.

Pre-licensing cost

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed while under Canadian GAAP these costs were capitalized in the PP&E under one full-cost centre. For the three and nine months ended September 30, 2010, $0.2 million and $0.4 million respectively of pre-licensing costs were expensed under IFRS. The accounting policy difference has resulted in a decrease in cash from operating activities and an increase in cash from investing activities by the same amounts for the three and nine months ended September 30, 2010.

(c) Depletion, depreciation and amortization

Under IFRS, Harvest aggregates its PP&E into major components for depletion, depreciation and amortization. For the Upstream PP&E, costs accumulated within each component are depleted using the unit-of-production method based on estimated proved developed reserves, whereas under Canadian GAAP, estimated proved reserves were used. The carrying value of the PP&E under IFRS differed from that under Canadian GAAP as a result of changes in the accounting of decommissioning liabilities and dispositions of PP&E as discussed in items (a) and (d).

Among these changes, the componentization of PP&E and the use of proved developed reserves for depletion primarily attributed to the recognition of an additional $12.3 million and $37.3 million of depletion, depreciation and amortization expense for the three and nine months ended September 30, 2010 respectively.

(d) Dispositions

Under Canadian GAAP, proceeds on the dispositions of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, Harvest recognized a loss on PP&E disposal of $0.8 million and $0.2 million gain for the three and nine months ended September 30, 2010 respectively under IFRS.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

(e) Acquisition

BlackGold asset transfer

Under IFRS, the transfer of BlackGold oil sand assets from KNOC in August 2010 is measured at fair value of the assets and liabilities. Under Canadian GAAP, the assets and liabilities were transferred at the carrying value. The difference in the accounting treatment results in a reversal of an $8.5 million loss that was previously recognized in retained earnings and an increase of $8.5 million in PP&E.

Gain on acquisition

On August 6, 2010, Harvest entered into an agreement with Enerplus to purchase the remaining 40% of the Redearth Partnership (“Partnership”) as well as additional petroleum and natural gas rights, tangible assets, seismic data and other miscellaneous interests and associated production. Under IFRS, the acquirer is required to re-measure its previously held equity interest in the acquiree (the Partnership) at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss; as such a gain of $0.4 million was recognized in the income statement relating to the 60% previous held interest in the Partnership for the three and nine months ended September 30, 2010. Canadian GAAP did not require such re-measurement.

(f) Deferred income taxes (DIT)

IAS 12 requires recognizing of the DIT that arises on the difference between historical and current exchange rates on the translation of non-monetary assets, whereas Canadian GAAP did not. This difference, however, does not impact the DIT balance on January 1, 2010 as the cumulative translation adjustments balance was nil as a result of the KNOC acquisition. For the three and nine months ended September 30, 2010 the DIT expense decreased by $7.3 million and by $4.4 million respectively.

As a result of the increase in the net book value of the decommissioning liabilities on January 1, 2010, deferred taxes have been adjusted. This resulted in a corresponding increase in retained earnings of $69.1 million on January 1, 2010.

Deferred income tax expense decreased by $1.8 million and $8.3 million for the three and nine months ended September 30, 2010, resulting from the increase in decommissioning liabilities and PP&E.

(g) Foreign currency translation

Harvest’s Downstream functional currency is U.S. dollars. As a result of the addition of the Downstream decommissioning liabilities in accordance with IAS 37, a currency exchange loss resulted from the revaluation of the liabilities at the end of each reporting period. For the three and nine months ended September 30, 2010 the amount of foreign exchange loss recognized was $0.3 million and $0.2 million respectively which increased net loss and decreased other comprehensive loss.

Reclassifications

E&E and PP&E

Under Canadian GAAP, the Company had accounted for such costs under the full-cost method where these costs were included in PP&E. IFRS requires E&E costs to be segregated from PP&E.

At September 30, 2010 and December 31, 2010, $34.1 million and $47.0 million, respectively, were reclassified. Note 6 discloses a reconciliation of E&E assets from the Transition Date to September 30, 2011.

Accretion of decommissioning liabilities

Accretion expense under Canadian GAAP has been re-classified from depreciation, depletion, amortization and accretion expense to finance costs under IFRS. The amount that was reclassified was $5.6 million and $17.1 million for the three and nine months ended September 30, 2010.

Downstream loyalty program

Under Canadian GAAP, the Company had accounted for loyalty program costs by recording an expense. Under IFRS, the fair value of the consideration received or receivable in respect of the initial sale should be allocated between the award credits. As such, the Company has allocated the fair value of the consideration received from the sales to the award credits. This resulted in reclassifying $0.4 million and $1.0 million of petroleum, natural gas, and refined product sales to Downstream operating expenses for the three and nine months ended September 30, 2010 respectively.

INTERM CONSOLIDATED FINANCIAL STATEMENTS

21.	Subsequent Event

On October 11, 2011, Harvest entered into a crude oil supply and refined product offtake agreement (“SOA”) with Macquarie Energy Canada Ltd. (“Macquarie”). The SOA establishes that, effective November 1, 2011, Macquarie will supply the Company with feedstocks and purchase certain finished products from the Company. The Company will provide storage tanks for the feedstock and finished products and is accountable for services related to the storage and handling of the feedstock and finished products at the refinery, including vessel loading and offloading. The new SOA is an evergreen arrangement with an initial one-year term.